EXHIBIT 99.7

American Lithium Adds Drill-ready Lithium Exploration Targets West of Falchani and Outlines Plans for Advancing Peruvian Lithium and Uranium Project

VANCOUVER, British Columbia, May 20, 2021 -- American Lithium Corp. (“American Lithium” or the “Company”) (TSX-V:LI | OTCQB:LIACF | Frankfurt:5LA1) is pleased to announce positive lithium results from mapping and sampling of two new outcrop target areas in the Quelcaya region 6 kilometres (km) west of the Falchani lithium deposit in the Macusani Plateau in southeastern Peru. The Company is also pleased to provide an update on upcoming exploration and development plans for these new areas and for the existing Falchani Lithium and Macusani Uranium Projects (“Falchani” and “Macusani”).

  Two new high priority, drill-ready lithium target areas have been identified west of Falchani through mapping and surface sampling.
  Drilling now being planned to test these targets and focus on the discovery of new lithium deposits.
  In-fill and expansion drilling to begin at Falchani and focus on resource re-classification (upgrading resource categories) and resource expansion.
  Expansion drilling to begin at Macusani to expand existing uranium resources and test for new deposits.
  Permitting process, including environmental and community permitting, underway with goal of launching the above drill programs late June to coincide with the end of the local rainy season.

Simon Clarke, Chief Executive Officer & Director of American Lithium stated, “We are very excited with the new lithium and uranium exploration targets generated by our Peruvian team and are pleased with the progress made on permitting required to reactivate exploration and development. Drilling is expected to commence shortly. Having our own diamond drills provides maximum flexibility while enabling us to control and minimize drilling costs. We anticipate running three drill rigs simultaneously.”

Dr. Laurence Stefan, President, Chief Operating Officer & Director of American Lithium added, “The newly discovered lithium target areas expand our exploration drill target inventory separately from the large Falchani Lithium deposit. In addition, the work we have planned at both the Falchani and Macusani Projects should enable us to expand and re-classify our existing resources at both Projects. We are optimistic that the planned drill programs will further enhance both the lithium and uranium potential of the entire Macusani Plateau region for the benefit of all stakeholders. Our pioneering work in Peru in the field of green energy metals will help strengthen the country’s status as a prime mining jurisdiction.”

Outcrop Mapping and Sampling Results Details
In Q3-Q4 2020 and Q1 of 2021, while adhering to strict national and local COVID-19 regulations and with the support of local communities, Plateau’s Peruvian technical team completed surface exploration work consisting of prospecting, mapping and outcrop sampling west of the Falchani Lithium Deposit in the south-central portion of the Company’s project area. This work resulted in the discovery of two new areas of outcropping and sub-cropping volcanic-related lithium mineralization.

A total of 64 grab and trench samples were collected from surface outcrop or subcrop buried under thin soil cover from 2 separate areas located near Quelcaya Village, 6 km west of the Falchani Lithium project area (for location map follow link: Quelcaya Area Location Map (https://americanlithiumcorp.kinsta.cloud/wp-content/uploads/2021/05/Figure-1-Quelcaya-Area-Location-Map.pdf)). Samples were collected and analyzed for a variety of volcanic rock types and returned highly variable lithium grades ranging from 88 parts per million (ppm) Li to 2,700 ppm Li. The selected nature of such sampling does not necessarily reflect potential lithium contents expected from future drill testing, but do indicate the presence of lithium mineralization in new areas in a similar volcanic-related setting but in different rock units and rock types than at Falchani.

The results of the mapping and sampling work with lithium geochemical analyses for selected samples displayed, along with interpreted provisional cross-sections for the Sapanuta 3 and Clark-Dyke Zones are summarized in the three figures linked in this release. Outcrop descriptions and structural measurements were used to interpret the local geology and produce maps and sections. The cross-sections are provisional and will be used to guide the drill targeting, which will more accurately establish the subsurface geology.

Sapanuta 3 Zone
The Sapanuta 3 Zone consists of shallow dipping, highly weathered volcaniclastic tuffs very similar to those found at Falchani, but with lithium grades ranging between 1,056-1,758 ppm Li. The tuff unit is exposed in outcrop and appears to be intruded or cored by a small subvolcanic intrusive exposed downslope, and in part, is overlain by thin Macusani rhyolite. The extensive surface weathering / alteration in this area may be responsible for the lower Li grades observed in surface grab samples compared to Falchani, but it is interpreted that this new tuff unit may have the potential to host similar grades and thickness as Falchani in the subsurface, however this will ultimately be confirmed through drilling. For further details follow link: Sapanuta Interpreted Cross Section C-C'.

Clark-Dykes Zone
The Clark-Dykes Zone consists of a shallow dipping subvolcanic intrusive sill/dyke unit with lithium grades ranging from 704-2,700 ppm Li. The sill/dyke unit underlies a thin volcaniclastic tuff with lower Li grades than the Li-rich tuff hosting Falchani-style mineralization. It is interpreted that the sill/dyke unit appears to terminate in a subvolcanic intrusion downslope to the southwest. The footwall rocks underlying the Li-rich sill/dyke unit are rhyolite. While different in style to Falchani, the crystalline nature of the host sill/dyke unit suggests that upgrading should be possible through simple rejection of coarser crystalline mineral phases (quartz and feldspars that can represent up to 50% by volume of the rock) through screening and/or flotation. This processing work and initial leach testing work is currently being planned alongside initial drill testing. For further details follow link: Clark Dykes Interpreted Cross Section D-D'.

Samples were collected using geological hammers with samples of 3-6 kilograms (kg) placed in sealed bags for shipping to analytical labs in Lima. Sample site map coordinates are recorded using hand-help GPS, outcrop descriptions and any structural measurements are recorded, and samples described and photographed by Company geologists.

Quality Assurance, Quality Control and Data Verification
Outcrop grab samples are collected from exposed outcrop, with samples placed in sealed bags and shipped to Certimin’s sample analytical laboratory in Lima for sample preparation, processing and ICP-MS/OES multi-element analysis. Certimin is an ISO 9000 certified assay laboratory. The selected grab samples are not necessarily representative of the grades of mineralization hosted on the property. The Company’s Qualified Person, Mr. Ted O’Connor, has verified the data disclosed, including prospecting and outcrop sampling procedures and analytical data. The program is designed to include a comprehensive analytical quality assurance and control routine comprising the systematic use of Company inserted standards, blanks and field duplicate samples and internal laboratory standards.

Falchani and Macusani Drill Programs
Drill rigs will also be mobilized to Falchani and Macusani. At Falchani, drilling will focus on in-fill and expansion drilling with a focus on the re-classification (upgrading resource categories) and expansion of existing resources. At Macusani drilling will focus on newly prospected/mineralized areas extending from several existing deposits and on new areas where sampling has identified surface uranium mineralization (Please refer to Plateau Energy news release dated January 26, 2021 for details).

Option Grant
The Company also announces the granting, subject to regulatory acceptance, of an aggregate of 7,050,000 incentive stock options to certain officers, directors and consultants of the Company (the “Options”). The Options have a term of 5 years and are exercisable at a price of $2.17 per common share.

Qualified Person
Mr. Ted O’Connor, P.Geo., a Director of American Lithium, and a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical information contained in this news release.

About American Lithium
American Lithium is actively engaged in the acquisition, exploration and development of lithium projects within mining-friendly jurisdictions throughout the Americas. The company is currently focused on enabling the shift to the new energy paradigm through the continued exploration and development of its strategically located TLC lithium claystone project in the richly mineralized Esmeralda lithium district in Nevada as well as continuing to advance its Falchani lithium and Macusani uranium development projects in southeastern Peru. Both Falchani and Macusani have been through preliminary economic assessments, exhibit strong additional exploration potential and are situated near significant infrastructure.

Please watch our informative project update videos and related background information at https://www.americanlithiumcorp.com

For more information, please contact the Company at info@americanlithiumcorp.com or visit our website at www.americanlithiumcorp.com. Follow us on Facebook, Twitter and LinkedIn.

On behalf of the Board of Directors of American Lithium Corp.

“Simon Clarke”

CEO & Director

Tel: 604 428 6128

For further information, please contact:

American Lithium Corp.

Email: info@americanlithiumcorp.com

Website: www.americanlithiumcorp.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

Cautionary Statement Regarding Forward Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively “forward-looking statements”) within the meaning of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements regarding the plans, objectives and advancement of the TLC, Falchani and Macusani Projects (the “Projects”), exploration drilling plans, in-fill and expansion drilling plans, results of exploration and development plans, expansion of resources and testing of new deposits, environmental and social community permitting, and any other statements regarding the business plans, expectations and objectives of American Lithium. Forward-looking statements are frequently identified by such words as "may", "will", "plan", "expect", "anticipate", "estimate", "intend", “indicate”, “scheduled”, “target”, “goal”, “potential”, “subject”, “efforts”, “option” and similar words, or the negative connotations thereof, referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management are not, and cannot be, a guarantee of future results or events. Although American Lithium believes that the current opinions and expectations reflected in such forward-looking statements are reasonable based on information available at the time, undue reliance should not be placed on forward-looking statements since American Lithium can provide no assurance that such opinions and expectations will prove to be correct.  All forward-looking statements are inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including risks, uncertainties and assumptions related to: American Lithium’s ability to achieve its stated goals, including the anticipated benefits of the acquisition of Plateau Energy Metals Inc. (“Plateau”); the estimated costs associated with the advancement of the Projects; risks and uncertainties relating to the COVID-19 pandemic and the extent and manner to which measures taken by governments and their agencies, American Lithium or others to attempt to reduce the spread of COVID-19 could affect American Lithium, which could have a material adverse impact on many aspects of American Lithium’s businesses including but not limited to: the ability to access mineral properties for indeterminate amounts of time, the health of the employees or consultants resulting in delays or diminished capacity, social or political instability in Peru which in turn could impact American Lithium’s ability to maintain the continuity of its business operating requirements, may result in the reduced availability or failures of various local administration and critical infrastructure, reduced demand for the American Lithium’s potential products, availability of materials, global travel restrictions, and the availability of insurance and the associated costs; risks related to the certainty of title to the properties of American Lithium, including the status of the “Precautionary Measures” filed by American Lithium’s subsidiary Macusani Yellowcake S.A.C. (“Macusani”), the outcome of the administrative process, the judicial process, and any and all future remedies pursued by American Lithium and its subsidiary Macusani to resolve the title for 32 of its concessions; risks regarding the ongoing Ontario Securities Commission regulatory proceedings; the ongoing ability to work cooperatively with stakeholders, including but not limited to local communities and all levels of government; the potential for delays in exploration or development activities due to the COVID-19 pandemic; the interpretation of drill results, the geology, grade and continuity of mineral deposits; the possibility that any future exploration, development or mining results will not be consistent with our expectations; risks that permits will not be obtained as planned or delays in obtaining permits; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages, strikes and loss of personnel) or other unanticipated difficulties with or interruptions in exploration and development; risks related to commodity price and foreign exchange rate fluctuations; risks related to foreign operations; the cyclical nature of the industry in which American Lithium operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental approvals; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment and the effects upon the global market generally, and due to the COVID-19 pandemic measures taken to reduce the spread of COVID-19, any of which could continue to negatively affect global financial markets, including the trading price of American Lithium’s shares and could negatively affect American Lithium’s ability to raise capital and may also result in additional and unknown risks or liabilities to American Lithium. Other risks and uncertainties related to prospects, properties and business strategy of American Lithium are identified in the “Risks and Uncertainties” section of Plateau’s Management’s Discussion and Analysis filed on January 19, 2021, in the “Risk Factors” section of American Lithium’s Management’s Discussion and Analysis filed on January 29, 2021, and in recent securities filings available at www.sedar.com. Actual events or results may differ materially from those projected in the forward-looking statements. American Lithium undertakes no obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements.

Cautionary Note Regarding Macusani Concessions

Thirty-two of the 151 concessions held by American Lithium’s subsidiary Macusani, are currently subject to Administrative and Judicial processes (together, the “Processes”) in Peru to overturn resolutions issued by INGEMMET and the Mining Council of MINEM in February 2019 and July 2019, respectively, which declared Macusani’s title to 32 of the concessions invalid due to late receipt of the annual validity payments. In November 2019, Macusani applied for injunctive relief on 32 concessions in a Court in Lima, Peru and was successful in obtaining such an injunction on 17 of the concessions including three of the four concessions included in the Macusani Uranium Project PEA. The grant of the Precautionary Measure (Medida Cautelar) has restored the title, rights and validity of those 17 concessions to Macusani until a final decision is obtained at the last stage of the judicial process. A Precautionary Measure application was made at the same time for the remaining 15 concessions and was ultimately granted by a Court in Lima, Peru on March 2, 2021 which has also restored the title, rights and validity of those 15 remaining concessions to Macusani, with the result being that all 32 concessions are now protected by Precautionary Measure (Medida Cautelar) until a final decision on this matter is obtained at the last stage of the judicial process. A final date for the last stage of the judicial process has not yet been set. If American Lithium’s subsidiary Macusani does not obtain a successful resolution of the Processes, its title to the concessions could be revoked.